                                                                      Exhibit 99


these estimates will prove accurate, and actual results could differ materially from those estimated if these assumptions prove inaccurate.

RECENT PRONOUNCEMENTS

         In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5 "Accounting for the Costs of Start-Up Activities", referred to as SOP 98-5. SOP 98-5 requires all costs of start-up activities (as defined by SOP 98-5) to be expensed as incurred. This statement is effective for periods beginning after December 15, 1998. Ascent does not believe SOP 98-5 will have a significant impact on its financial statement disclosures.

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, known as SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains or losses, depends on the intended use of the derivative and its resulting designation. The statement is effective for all fiscal quarters beginning after June 15, 1999. Ascent will adopt SFAS 133 by January 1, 2000. Ascent does not believe that SFAS 133 will have a significant impact on its financial statement disclosure.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

         This Annual Report on Form 10-K contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARDING-LOOKING STATEMENTS. THESE FACTORS INCLUDE, WITHOUT LIMITATION, THOSE SET FORTH BELOW UNDER THE CAPTION "CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS."

THE FDA MAY NOT APPROVE THE MARKETING AND SALE OF ORAPRED SYRUP

         In April 1997, we filed two Abbreviated New Drug Applications, or ANDAs, with the FDA covering 5mg/5ml and 15mg/5ml formulations of Orapred syrup. In October 1998, the FDA issued a deficiency letter on chemistry, manufacturing and controls which cited certain deficiencies with both ANDAs. In January 1998, we amended the ANDA for the stronger formulation of Orapred to address the issues raised by the FDA. The FDA is currently reviewing this ANDA. The FDA may not approve this ANDA on a timely basis or at all. The failure of the FDA to approve one of these ANDAs or a significant delay in such approval would have a material adverse effect on our business.

THE FDA MAY NOT APPROVE THE MARKETING AND SALE OF PRIMSOL TRIMETHOPRIM SOLUTION

         In 1996, we filed a New Drug Application, or NDA, with the FDA covering a 50mg formulation of Primsol trimethoprim solution, an antibiotic for the treatment of middle ear infection. In February 1998, we received a letter from the FDA citing deficiencies in this NDA, and, in August 1998, the FDA notified us that we would be required to conduct additional clinical trials to evaluate the safety of the 50mg formulation of Primsol solution, due to the inclusion in this formulation of maltitol, an inactive ingredient. In September 1998, the FDA indicated that we would not be required to conduct these clinical trials if we removed maltitol from the formulation, and, in December 1998, we filed an amendment to the NDA for the 50mg formulation of Primsol solution removing maltitol. The FDA is currently reviewing this NDA. The FDA may not approve this NDA on a timely basis or at all. The failure of the FDA to approve this NDA or a significant delay in such approval would have a material adverse effect on our business.

THE FDA MAY NOT APPROVE THE MARKETING AND SALE OF FEVERALL CONTROLLED RELEASE SPRINKLES

         In December 1997, we filed an NDA for Feverall controlled-release sprinkles, an acetaminophen product for the treatment of pain and fever in children. In December 1998, the FDA issued a not-approvable letter covering this NDA which cited deficiencies relating to the manufacture and packaging of this product. The letter also indicated that the clinical trials of Feverall sprinkles did not demonstrate adequate duration of action and that the product should only be used in patients older than two years of age. We are currently in discussions with the FDA regarding these issues. The FDA may not approve this NDA on a timely basis or at all. The failure of the FDA to approve this NDA or a significant delay in such approval would have a material adverse effect on our business.

THERE IS UNCERTAINTY AS TO THE MARKET ACCEPTANCE OF OUR TECHNOLOGY AND PRODUCTS

         The commercial success of Orapred syrup, Primsol solution, Feverall sprinkles, and Pediavent albuterol controlled-release suspension, a prescription product for the treatment of asthma for which we expect to file an NDA in the second quarter of 1999, will depend upon their acceptance by pediatricians, pediatric nurses and third party payors as clinically useful, cost-effective and safe. Factors that we believe will materially affect market acceptance of these products include:

         *     the receipt and timing of FDA approval;

         * the timing of market introduction of our products and competing products;

         * the safety, efficacy, side effect profile, taste, dosing and ease of administration of the product;

         *     the patent and other proprietary position of the product;

         *     brand name recognition; and

         *     price.

The failure of any of Orapred syrup, Primsol solution, Feverall sprinkles or Pediavent to achieve market acceptance could have a material adverse effect on our business.

WE HAVE NOT BEEN PROFITABLE

         We have incurred net losses since our inception. At December 31, 1998, our accumulated deficit was approximately $51.1 million. We received our first revenues from product sales only in July 1997. We expect to incur additional significant operating losses over the next 12 months and expect cumulative losses to increase as our research and development, clinical trial and marketing efforts expand. We expect that our losses will fluctuate from quarter to quarter based upon factors such as our product acquisition and development efforts, sales and marketing initiatives, competition and the extent and severity of illness during cold and flu seasons. These quarterly fluctuations may be substantial.

WE MAY REQUIRE ADDITIONAL FUNDING AND OUR LOAN AGREEMENT WITH ALPHARMA RESTRICTS OUR ABILITY TO DO SO

         We anticipate that, based upon our current operating plan (including internally generated funds), and our existing capital resources, we will require approximately $8.0 million of additional funds to meet our capital requirements through the first quarter of 2000, at which point we currently believe that we will be able to rely on internally generated funds to fund operating expenses. This amount does not take into account the $4.0 million borrowed from Alpharma on February 19, 1999 or the additional $8.0 million which we may borrow from Alpharma, subject to stockholder approval of the merger, for general corporate purposes under the Loan Agreement dated February 16, 1999 by and among Ascent, Alpharma and Alpharma, Inc. If our stockholders approve the merger, we expect to borrow this $8.0 million from Alpharma under the loan agreement (including the $4.0 million borrowed on February 19, 1999). If our business does not progress in accordance with our current operating plan, if our stockholders do not approve the merger or if we do not consummate the strategic alliance with Alpharma, we may need to raise additional funds, including through collaborative relationships and public or private financings. The additional financing may not be available to us or may not be available on acceptable terms.

         Although the loan agreement with Alpharma gives us access to $28.0 million for acquisitions of companies and products that meet specified criteria and for funding research and development, it places numerous restrictions on our ability to raise additional capital, including restrictions on the type and amount of securities that we may issue and the use of proceeds of any debt or equity financing. These restrictions apply particularly in the context of raising capital for general corporate purposes, such as funding operating expenses.

         If we are unable to obtain adequate funding on a timely basis, we may need to significantly curtail one or more of our research or product development programs or reduce our marketing and sales initiatives, or we may be unable to effect strategic acquisitions. We may also need to seek funds through arrangements with collaborative partners or others that may require us to relinquish rights to technologies, product candidates or products which we would otherwise pursue on our own. Any of such cases would have a material adverse effect on our business.

WE ARE AT AN EARLY STAGE OF DEVELOPMENT

         We were founded in March 1989 and only introduced our first products into the market in the second half of 1997. All but two of our products are in research or development. The products that we have not yet completed developing may require, depending on the development status of the product, additional research and development, extensive preclinical studies and clinical trials and regulatory approval prior to any commercial sales.

WE ARE SUBJECT TO TECHNOLOGICAL UNCERTAINTY IN OUR DEVELOPMENT EFFORTS

         We have introduced only one internally-developed product, Pediamist nasal saline spray, into the market. Although we have completed development of products and have filed applications with the FDA for marketing approval, many of our product candidates are in development and require additional formulation, preclinical studies, clinical trials and regulatory approval prior to any commercial sales. We must successfully address a number of technological challenges to complete the development of our potential products. These products may have undesirable or unintended side effects, toxicities or other characteristics that may prevent or limit commercial use.

WE HAVE ONLY LIMITED SALES AND MARKETING EXPERIENCE

         We market and sell our products in the United States through our own dedicated marketing staff and sales force. We recruited this marketing staff and sales force in the second half of 1997 and have only limited experience in marketing and sales. We believe that our success depends in significant part upon our ability to maintain a dedicated marketing staff and sales force capable of promoting our products.

WE FACE SIGNIFICANT COMPETITION IN THE PEDIATRIC PHARMACEUTICAL INDUSTRY

         The pediatric pharmaceutical industry is highly competitive and characterized by rapid and substantial technological change. We may be unable to successfully compete in this industry. Our competitors include several large pharmaceutical companies that market pediatric products in addition to products for the adult market, including Glaxo

Wellcome Inc., Eli Lilly and Company, the Ortho-McNeil Pharmaceutical Division of Johnson & Johnson, Inc. and the Ross products Division of Abbot Laboratories Inc.

         We expect to market many of our product candidates as alternative treatments for pediatric indications for which products with the same active ingredient are well-entrenched in the market. Our product candidates also will compete with products that do not contain the same active ingredient but are used for the same indication and are well entrenched within the pediatric market. Moreover, many of our potential products that are reformulations of existing drugs of other manufacturers may have significantly narrower patent or other competitive protection.

         Particular competitive factors that we believe may affect us include:

         * many of our competitors have well known brand names that have been promoted over many years;

         * many of our competitors offer well established, broad product lines and services which we do not offer; and

         * many of our competitors have substantially greater financial, technical and human resources than we have, including greater experience and capabilities in undertaking preclinical studies and human clinical trials, obtaining FDA and other regulatory approvals and marketing pharmaceuticals.

WE MAY BE UNSUCCESSFUL WITH OUR CLINICAL TRIALS

         In order to obtain regulatory approvals for the commercial sale of any of our products under development, we will be required to demonstrate through preclinical testing and clinical trials that the product is safe and efficacious.

         The results from preclinical testing and early clinical trials of a product that is under development may not be predictive of results that will be obtained in large-scale later clinical trials.

         The rate of completion of our clinical trials is dependent on the rate of patient enrollment, which is beyond our control. We may not be able successfully to complete any clinical trial of a potential product within a specified time period, if at all, including because of a lack of patient enrollment. Moreover, clinical trials may not show any potential product to be safe or efficacious. Thus, the FDA and other regulatory authorities may not approve any of our potential products for any indication.

         If we are unable to complete a clinical trial of one of our potential products, if the results of the trial are unfavorable or if the time or cost of completing the trial exceeds our expectation, our business, financial condition or results of operations could be materially adversely affected.

WE MAY NOT OBTAIN OR MAINTAIN REGULATORY APPROVALS

         The production and the marketing of our products and our ongoing research and development activities are subject to extensive regulation by federal, state and local governmental authorities in the United States and other countries. If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecutions.

         Clearing the regulatory process for the commercial marketing of a pharmaceutical product takes many years and requires the expenditure of substantial resources. We have had only limited experience in filing and prosecuting applications necessary to gain regulatory approvals. Thus, we may not be able to obtain regulatory approvals to conduct clinical trials of or manufacture or market any of our potential products.

         Factors that may affect the regulatory process for our product candidates include:

         * our analysis of data obtained from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval;

         * we or the FDA may suspend clinical trials at any time if the participants are being exposed to unanticipated or unacceptable health risks; and

         * any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. These limitations may limit the size of the market for the product.

         As to products for which we obtain marketing approval, we, the manufacturer of the product, if other than us, and the manufacturing facilities will be subject to continual review and periodic inspections by the FDA. The subsequent discovery of previously unknown problems with the product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market.

         We also are subject to numerous and varying foreign regulatory requirements governing the design and conduct of clinical trials and the manufacturing and marketing of our products. The approval procedure varies among countries. The time required to obtain foreign approvals often differs from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities in other countries.

WE ARE DEPENDENT ON THIRD PARTY MANUFACTURERS

         We have no manufacturing facilities. Instead, we rely on third parties to manufacture our products in accordance with current "good manufacturing practice" requirements prescribed by the FDA. For example, we rely on Upsher-Smith Laboratories, Inc. for the manufacture of Feverall acetaminophen rectal suppositories. In addition, we rely on third parties for the manufacture of our product candidates for clinical trials and for commercial sale following FDA approval of the product. For example, we rely on Lyne Laboratories, Inc. for the manufacture of Primsol solution and upon Recordati S.A. Chemical and Pharmaceutical Company for the manufacture of Pediavent.

         We expect to be dependent on third party manufacturers or collaborative partners for the production of all of our products. There are a limited number of manufacturers that operate under the FDA's good manufacturing practice requirements and capable of manufacturing our products. In the event that we are unable to obtain contract manufacturing, or obtain manufacturing on commercially reasonable terms, we may not be able to commercialize our products as planned.

         We have no experience in manufacturing on a commercial scale and no facilities or equipment to do so. If we determine to develop our own manufacturing capabilities, we will need to recruit qualified personnel and build or lease the requisite facilities and equipment. We may not be able to successfully develop our own manufacturing capabilities. Moreover, it may be very costly and time consuming for us to develop the capabilities.

WE ARE DEPENDENT UPON SOLE SOURCE SUPPLIERS FOR OUR PRODUCTS

         Some of our supply arrangements require that we buy all of our requirements of a particular product exclusively from the other party to the contract. Moreover, for many of our products, we have qualified only one supplier. Any interruption in supply from any of our suppliers or their inability to manufacture our products in accordance with the FDA's good manufacturing requirements may adversely affect us in a number of ways, including:

         *     we may not be able to meet commercial demands for our products;

         * we may not be able to initiate or continue clinical trials of products that are under development; and

         * we may be delayed in submitting applications for regulatory approvals of our products.

WE INTEND TO PURSUE STRATEGIC ACQUISITIONS WHICH MAY BE DIFFICULT TO INTEGRATE

         As part of our overall business strategy, we intend to pursue strategic acquisitions that would provide additional product offerings. Any future acquisition could result in the use of significant amounts of cash, potentially dilutive issuances of equity securities, the incurrence of debt under the Alpharma loan agreement or otherwise or amortization expenses related to the goodwill and other intangible assets, any of which could have a material adverse effect on our business. In addition, acquisitions involve numerous risks, including:

         * difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company;

         * the diversion of management's attention from other business concerns; and

         *     the potential loss of key employees of the acquired company.

From time to time, we have engaged in discussions with third parties concerning potential acquisitions of product lines, technologies and businesses.

OUR SUCCESS DEPENDS ON OBTAINING PATENTS

         Our success depends upon us obtaining patents to protect our products. As a pharmaceutical company, our patent position involves complex legal and factual questions. As a result, patents may not issue from any patent applications that we own or license and, if issued, may not be sufficiently broad to protect our technology.

         Because our product candidates are reformulations of existing off-patent drugs, any patent protection afforded to the products will be significantly narrower than a patent on the active ingredient itself. In particular, we do not expect that the active ingredients of our products will qualify for composition-of-matter patent protection.

         We are aware of patents and patent applications belonging to competitors and others that may require us to alter our products or processes, pay licensing fees or cease certain activities. We may not be able to obtain a license to any technology owned by a third party that we require to manufacture or market one or more products. Even if we can obtain a license, the financial and other terms may be disadvantageous.

WE MAY BECOME INVOLVED IN PROCEEDINGS RELATING TO INTELLECTUAL PROPERTY RIGHTS

         Because our products are based on existing compounds rather than new chemical entities, we may become parties to patent litigation and interference proceedings. The types of situations in which we may become parties to litigation or proceedings include:

         * we may initiate litigation or other proceedings against third parties to enforce our patent rights;

         * we may initiate litigation or other proceedings against third parties to seek to invalidate the patents held by them or to obtain a judgment that our products or processes do not infringe their patents;

         * if our competitors file patent applications that claim technology also claimed by us, we may participate in interference or opposition proceedings to determine the priority of invention; or

         * if third parties initiate litigation claiming that our processes or products infringe their patent or other intellectual property rights, we will need to defend against such proceedings.

         An adverse outcome in any litigation or interference proceeding could subject us to significant liabilities to third parties and require us to cease using the technology that is at issue or to license the technology from third parties. We may not be able to obtain any required licenses on commercially acceptable terms or at all. Thus, an unfavorable outcome in any patent litigation or interference proceeding could have a material adverse effect on our business, financial condition or results of operations.

         The cost to us of any patent litigation or interference proceeding, even if resolved in our favor, could be substantial. Uncertainties resulting from the initiation and continuation of patent litigation or interference proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and interference proceedings may also absorb significant management time.

OUR PATENT LICENSES ARE SUBJECT TO TERMINATION

         We are a party to a number of patent licenses that are important to our business and expect to enter into additional patent licenses in the future. These licenses impose various commercialization, sublicensing, royalty, insurance and other obligations on us. If we fail to comply with these requirements, the licensor will have the right to terminate the license.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE CANNOT ADEQUATELY PROTECT OUR PROPRIETARY KNOW-HOW

         We must maintain the confidentiality of our trade secrets and other proprietary know-how. We seek to protect this information by entering into confidentiality agreements with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may be breached by the other party. We may not be able to obtain an adequate, or perhaps, any remedy to remedy the breach. In addition, our trade secrets may otherwise become known or be independently developed by our competitors.

THE PRICING OF OUR PRODUCTS IS SUBJECT TO DOWNWARD PRESSURES

         The availability of reimbursement by governmental and other third party payors affects the market for our pharmaceutical products. These third party payors continually attempt to contain or reduce healthcare costs by challenging the prices charged for medical products and services. In some foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control.

         If we obtain marketing approvals for our products, we expect to experience pricing pressure due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope or amount.

WE ARE EXPOSED TO PRODUCT LIABILITY CLAIMS

         Our business exposes us to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of pharmaceuticals. Product liability claims might be made by consumers, health care providers or pharmaceutical companies or others that sell our products. If product liability claims are made with respect to our products, we may need to recall the products or change the indications for which they may be used. A recall of a product would have a material adverse effect on our business, financial condition and results of operations.

WE HAVE LIMITED PRODUCT LIABILITY COVERAGE AND WE MAY NOT BE ABLE TO OBTAIN IT IN THE FUTURE

         Our product liability coverage is expensive and we have purchased only limited coverage. This coverage is subject to various deductibles. In the future, we may not be able to maintain or obtain the necessary product liability insurance at a reasonable cost or in sufficient amounts to protect us against losses. Accordingly, product liability claims could have a material adverse effect on our business, financial condition and results of operations.

WE ARE DEPENDENT ON A FEW KEY EMPLOYEES WITH KNOWLEDGE OF THE PEDIATRIC PHARMACEUTICAL INDUSTRY

         We are highly dependent on the principal members of our management and scientific staff, particularly Dr. Clemente, the chairman of our board of directors. The loss of the services of any of these individuals could have a material adverse effect on our business. We do not carry key-man insurance with respect to any of our executive officers other than Dr. Clemente.

WE NEED TO ATTRACT AND RETAIN HIGHLY SKILLED PERSONNEL WITH KNOWLEDGE OF DEVELOPING AND MANUFACTURING PEDIATRIC PHARMACEUTICALS

         Recruiting and retaining qualified scientific personnel to perform research and development is critical to our success. Our anticipated growth and expansion into areas and activities requiring additional expertise are expected to require the addition of new management personnel and the development of additional expertise by existing management personnel. We may not be able to attract and retain highly skilled personnel on acceptable terms given the competition for experienced scientists among pharmaceutical and health care companies, universities and non-profit research institutions. In addition, the existence of the call option and the resulting uncertainty as to whether we will be acquired by Alpharma may dissuade highly skilled personnel from accepting employment with or remaining employed by us.

OUR PROMOTION ARRANGEMENTS DEPEND ON THE SUPPORT OF OUR COLLABORATORS

         We plan to enter into arrangements to promote some pharmaceutical products of third parties to pediatricians in the United States. For example, in November 1998, we entered into a promotion agreement with Warner-Lambert Company to market Omnicef(R) (cefdinir), a product licensed by Warner-Lambert Company from Fujisawa Pharmaceutical Co., Ltd. The success of any arrangement is dependent on, among other things, the third party's commitment to the arrangement, the financial condition of the third party and market acceptance of the third party's products.

WE ARE DEPENDENT UPON A THIRD PARTY DISTRIBUTOR

         We distribute our products through a third party distribution warehouse. We have no experience with the distribution of products and rely on the third party distributor to perform order entry, customer service and collection of accounts receivable on our behalf. The success of this arrangement is dependent on, among other things, the skills, experience and efforts of the third party distributor.

UNCERTAINTY OF HEALTHCARE REFORM MEASURES

         In both the United States and some foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system. Further proposals are likely. The potential for adoption of these proposals affects and will affect our ability to raise capital, obtain additional collaborative partners and market our products.


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